Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Global Health Solutions, Inc.
250 N. Westlake Blvd.
Westlake Village, CA 91362
https://turntherapeutics.com/

Up to $1,234,994.58 in Common Stock at $9.18
Minimum Target Amount: $14,990.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Global Health Solutions, Inc.
Address: 250 N. Westlake Blvd., Westlake Village, CA 91362
State of Incorporation: DE
Date Incorporated: January 06, 2015

Terms:

Equity

Offering Minimum: $14,990.94 | 1,633 shares of Common Stock
Offering Maximum: $1,234,994.58 | 134,531 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.18
Minimum Investment Amount (per investor): $247.86

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Early Bird Tier 1

Invest $1,000+ within the first two weeks and receive 3% bonus shares.

Early Bird Tier 2

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

Early Bird Tier 3

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Bird Tier 4

Invest $20,000+ within the first two weeks and receive 15% bonus shares.

Early Bird Tier 5

Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Amount-Based Investment Incentives

Tier 1

Invest $5,000+ and receive 3% bonus shares.

Tier 2

Invest $10,000+ and receive 5% bonus shares.

Tier 3

Invest $20,000+ and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Global Health Solutions, Inc., D/B/A Turn Therapeutics, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $918. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Global Health Solutions, Inc., doing business as Turn Therapeutics ("Turn Therapeutics" or "Turn" or the "Company"), was originally incorporated as Global Health Solutions LLC, a Delaware limited liability company formed on 01/06/2015. The Company converted to Global Health Solutions, Inc., a Delaware C Corporation on 10/12/2018.

Turn Therapeutics is a pharmaceutical and medical device company boasting 3 FDA Marketing Approvals, a licensing agreement with MiMedx with a total potential value of $70MM+, and a track record of 200,000+ applications of its flagship formula, Hexagen®. The Company seeks to expand the indications of this flagship formula to target moderate to severe eczema and onychomycosis (toenail fungus), both of which are underserved, multi-billion dollar markets.

From formula creation with barrels of chemicals and store-bought hardware to liquidating his 401(k), company founder Bradley commissioned data from independent laboratories and took his formula through the FDA marketing approval process for a remarkably low $24,000 – ultimately gaining an additional two FDA marketing approvals. The Hexagen formula has been applied over 200,000 times in humans, including for critically colonized, advanced wounds, burns, as well as dermatitis, all with zero reported adverse events. Turn has been granted eight U.S. patents, multiple international patents, and secured a $70MM+ Commercial License Deal with MiMedx (total expected value) for a novel biologic created by Turn.

With three FDA marketing approvals in advanced wound and dermatitis management, Turn offers more than mere products; it offers a transformative ethos rooted in safety, effectiveness, compassion, and patient education.

Competitors and Industry

The Market

Turn Therapeutics aims to address the substantial markets for moderate to severe eczema and onychomycosis, estimated at a combined $15 billion worldwide[1]. With three FDA marketing approvals and over $13.3MM in funding to date, including name-brand backers with decades of life science experience, we are just getting started.

Competitors

The current drug leading that market is Dupixent, which did over $11b in revenue last year[2] despite being an injectable biologic that some parents strongly disfavor. Onychomycosis market value is currently estimated at ~$3.4b and the majority of patients who have onychomycosis do not seek treatment typically due to limited safe and effective options[3]. Topicals range from 6-16% effective[456]; even the CDC says current topicals are ineffective[7]. The only non-topical is oral Lamisil (generic and ~$5.00/month), which has a significant side effect profile and requires monthly blood tests[8].

Sources:
1.https://www.factmr.com/report/4603/atopic-dermatitis-market
2.https://www.mordorintelligence.com/industry-reports/onychomycosis-treatment-market
3.https://finance.yahoo.com/news/regeneron-pharmaceuticals-inc-regn-reports-123217769.html
4.https://www.fda.gov/drugs/drug-approvals-and-databases/more-information-jublia-efinaconazole
5.https://www.accessdata.fda.gov/drugsatfda_docs/label/2014/204427s000lbl.pdf
6.https://www.accessdata.fda.gov/drugsatfda_docs/label/1999/21022lbl.pdf
7.https://www.cdc.gov/fungal/nail-infections.html
8.https://online.lexi.com/lco/medguides/625300.pdf

Current Stage and Roadmap

Current Stage

The Company is currently pre-revenue with several products licensed to partners for commercialization. The Hexagen formula has been utilized hundreds of thousands of times. Our continuous efforts to forge additional partnerships, such as the one with MiMedx, stand to help bolster expansion into diverse domains, including post-surgical care and even vaccine development. Turn is currently in an out-license process for its antimicrobial post-surgical gauze (Xeal™ Antimicrobial) and has entered into an intranasal vaccine development partnership with a multi-billion dollar non-profit. Trials for this vaccine candidate are active and updates will be forthcoming. With three FDA marketing approvals and over $13.3MM in funding to date, including name-brand backers with decades of life science experience, we are just getting started.

Future Roadmap

We plan to finish all human trials and complete FDA drug registration for the onychomycosis drug within 2-2.5 years. We plan to finish phase 2 trials for eczema in this same time frame. These milestones will trigger a traditional opportunity window to refinance or partner one or both of these drug assets. If we maintain holdings of the Company after this window, we intend to partner or commercialize onychomycosis and finish eczema phase 3's, then partner or commercialize eczema to follow.

The Team

Officers and Directors

Name: Bradley Burnam

Bradley Burnam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Chief Executive Officer, Founder, Director, bookkeeper and lead formulator. Bradley currently works full-time for the Company and receives salary compensation of $400,000 for this role.

Other business experience in the past three years:

- Employer: Bradley Burnam Consulting (Sole Proprietor-Personal Consulting)
  Title: Consultant
  Dates of Service: August, 2021 - Present
  Responsibilities: Assistance with regulatory matters for medical device and cosmetic companies. Bradley's work commitment to this company is de minimus and he does not foresee increased or much continued work for this company in the future.

Name: Andrew Gengos

Andrew Gengos's current primary role is with Athira Pharma. Andrew Gengos currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Andrew serves as a member of the Board of Directors. Andrew does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Athira Pharma
  Title: CFO and CBO
  Dates of Service: May, 2023 - Present
  Responsibilities: Andrew manages finance, accounting, financing, corporate strategy, investor and public relations, and facilities.

Other business experience in the past three years:

- Employer: Cyteir Therapeutics
  Title: CBO
  Dates of Service: January, 2020 - February, 2023
  Responsibilities: Andrew managed finance, accounting, financing, strategy, quality, and IT.

Name: Neilesh Ghodadra

Neilesh Ghodadra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer and Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Chief Medical Officer and Director. Neilesh does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Neil Ghodadra MD Inc
  Title: Owner/President
  Dates of Service: July, 2011 - Present
  Responsibilities: Orthopedic surgeon and principal officer of the organization.

Name: Abraham Chesed

Abraham Chesed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Member of the Board of Directors as well as strategic advisor for financing/transactions.

Other business experience in the past three years:

- Employer: Processing.com
  Title: CEO
  Dates of Service: January, 2011 - January, 2019
  Responsibilities: Founder and CEO of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could

adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our FleX AM devices. Delays or cost overruns in the development of our FleX AM devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Global Health Solutions, Inc., D/B/A Turn Therapeutics, was formed on 1/06/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Turn Therapeutics has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Company's products and pipeline are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulation by the US Food and Drug Administration (FDA)
Our products are subject to rigorous regulation by the US Food and Drug Administration (FDA) and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs.

Patent Dispute
The America Invents Act enabled individuals with access to proprietary information to attempt to achieve priority filing dates on patent rights. The Company is currently in a dispute with such an individual who is attempting to achieve patent claims that may overlap with one or more of our issued patents. The Company currently has the freedom to operate due to its issued patents and this dispute is expected to be resolved via mediation.

The Company's products are subject to rigorous regulation by the US Food and Drug Administration (FDA) and numerous international, supranational, federal, and state authorities.
The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs.

The Company utilizes an extensive network of contract manufacturers, including chemical manufacturers and contract production manufacturers.
Many of these facilities are subject to ongoing regulation, including periodic inspections by the FDA and other regulatory authorities. Possible regulatory actions for non-compliance on the part of these manufacturers could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of our products, and criminal prosecution. These actions could result in, among other things, substantial modifications to our business practices and operations, refunds, recalls, or seizures of our products, and a total or partial shutdown of production in one or more of our facilities while we or our suppliers remedy the alleged violation, and/or withdrawals or suspensions of current products from the market. Any of these events could disrupt our business and have a material adverse effect on our business.

After our products receive regulatory approval or clearance, we, and our direct and indirect suppliers, remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations and claims.
For example, the FDA conducts ongoing inspections to determine whether our record keeping, production processes and controls, personnel and quality control are in compliance with the Good Manufacturing Practice regulations, the Quality System Regulation, and other FDA regulations. Adverse findings during regulatory inspections may result in the implementation of Risk Evaluation and Mitigation Strategies programs, completion of government-mandated post-marketing clinical studies, and government enforcement action relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls noted above.

The Company has a vast intellectual property portfolio, encompassing multiple FDA marketing approvals, trademarks, and domestic/international patents.
These patents include protection for the Company's proprietary mixing process, and compositions, as well as uses for its technology (i.e. toenail fungus). Furthermore, while the Company's product/formula known commercially as Hexagen and/or AtopX is protected by patents, the exact composition remains a trade secret covered within ranges of ingredients within said patents. Proper security measures are in place to protect/disclose this formula should anything happen to the current holder of this trade secret.

From time to time, companies with potentially valuable intellectual property are faced with individuals who attempt to claim that they, too, are inventors of similar technology in order to position themselves for monetary gain.
The Company is currently in a dispute with such an individual who is attempting to achieve patent claims that may overlap with one or more of the Company's issued patents. The Company has the freedom to operate its issued patents, is aggressively defending this position, and is seeking to resolve this matter via mediation. The Company has successfully proven to the USPTO that the inventor of the Company's patents did independently conceive of the inventions. The Company expects to prevail in this matter. Should the case not settle or the Company not prevail, any remedy for infringement, if any, would be limited to the current precedent of a de minimus royalty, and said dr minimis royalty would not be due until after profit is achieved from commercialization of its new drugs.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BEB Holdings, LLC (100% owned and managed by Bradley Burnam)	8,150,130	Common Stock	61.0623%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 134,531 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,347,241 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding does NOT include 43,872 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also does NOT include 879,700 shares to be issued pursuant to stock options issued.

The total amount outstanding does NOT include 320,300 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $850,000.00
  Number of Securities Sold: 122,655
  Use of proceeds: FDA approval work for Flex AM, license deal legal fees, and CMC work for GX-03.
  Date: May 01, 2023
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,450,000.00
  Number of Securities Sold: 421,299
  Use of proceeds: Operating capital, safety/efficacy trials for Flex AM, marketing for CurX Hand Sanitizer, and CMC work for GX-03
  Date: August 01, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With current capital on hand, the Company can operate for 11-12 months. If successful in this financing round, the Company can extend this for an additional ~12 months. Drug development organizations traditionally do not generate profit until new drug approvals are reached and commercialization of said new drugs commences by the company or strategic partners.

Foreseeable major expenses based on projections:

Clinical trial and regulatory costs intended to achieve new drug approval(s) encompass the major expenses the Company foresees.

Future operational challenges:

Clinical trial recruitment can pose a challenge to any drug development organization. Additionally, the uncertainty surrounding the regulatory landscape for FDA approvals can extend forecasted timelines.

Future challenges related to capital resources:

With successful phase 1 data, the Company would need to raise additional capital to fund phase 2 and phase 3 trials, safety and efficacy trials, as well as new drug approval submission(s) and subsequent commercialization if the assets are not partnered prior to commercialization.

Future milestones and events:

The successful completion of this financing will enable the commencement of our phase 1 trials for eczema and onychomycosis drug indications. The achievement of our next milestone with Mimedx would positively impact the Company financially. The completion of a commercial partnership with Xeal Antimicrobial would also positively impact the Company financially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 4/22/2024, the Company has capital resources available in the form of cash in the amount of $802,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support clinical trials in two drug indications for our existing drug candidate, GX-03 (also known as "Hexagen" and/or AtopX in its medical device labelings).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to achieve the expansion goals of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1.235mm.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on monthly expenses of approximately $60k-75k a month for continued operations and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2.25 years. While the Company will be fully operational, it will intend to raise additional capital (up to $5mm total including the original $1.235mm) for clinical trial costs which require a capital expenditure of ~$4mm over a 12-month period. Those clinical trials will not commence until the Company has sufficient cash to begin said research while operating, the first phase of which costs ~$1.5-2mm.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including licensure of Flex AM product to Mimedx, Inc., as well as an active outlicense/commercial partnership process for FDA Cleared Xeal Antimicrobial. The Company may also be presented with opportunities to borrow against projected revenue and/or receive equity investment from institutional investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $122,527,672.38

Valuation Details:

The Company set its valuation internally after a formal third-party independent evaluation was conducted on a per-share basis (minority interest), among other factors. This evaluation was conducted as of 12/31/2023.

The pre-money valuation has been calculated based on 13,347,241 Common Stock shares issued but does NOT include: (i) 43,872 shares to be issued pursuant to outstanding warrants; (ii) 879,700 shares to be issued pursuant to stock options issued; nor (iii) 320,300 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $14,990.94 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,994.58, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Company Employment
  5.0%
  We will use 5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.
- Working Capital
  13.5%
  We will use 13.5% of the funds for working capital to cover expenses for the day-to-day operations of the Company.
- Research & Development
  75.0%
  We will use 75% of the funds raised for new product clinical development/trials.
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://turntherapeutics.com/ (turntherapeutics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/turntherapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Global Health Solutions, Inc.

[See attached]

GLOBAL HEALTH SOLUTIONS, INC. DBA TURN THERAPEUTICS

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SET APART ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Global Health Solutions, Inc. dba Turn Therapeutics
Westlake Village, California

We have reviewed the accompanying consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statements of changes in stockholders' equity, and consolidated statements cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

April 15, 2024
Los Angeles, California

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,180,996	$ 2,102,983
Prepaids and Other Current Assets	20,820	22,473
Total Current Assets	**1,201,816**	**2,125,456**
Property and Equipment, net	-	743
Right-of-Use Asset	32,166	80,635
Intangible Assets	688,977	697,995
Security Deposit	8,582	8,582
Total Assets	**$ 1,931,541**	**$ 2,913,411**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 455,907	$ 255,960
Current Portion of Lease Liability	34,143	49,466
Deferred Revenue	1,438,013	1,418,588
Total Current Liabilities	**1,928,063**	**1,724,014**
Lease Liability	-	34,203
Convertible Note	-	-
Total Liabilities	**1,928,063**	**1,758,217**
STOCKHOLDERS EQUITY		
Common Stock	1,324	1,317
Additional Paid in Capital	20,297,014	18,373,244
Retained Earnings/(Accumulated Deficit)	(20,294,860)	(17,219,367)
Total Stockholders' Equity	**3,478**	**1,155,194**
Total Liabilities and Stockholders' Equity	**$ 1,931,541**	**$ 2,913,411**

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	3,090,860	4,209,778
Total operating expenses	3,090,860	4,209,778
Operating Income/(Loss)	(3,090,860)	(4,209,778)
Interest Expense	879	85,383
Other Loss/(Income)	(16,246)	(9,110)
Income/(Loss) before provision for income taxes	(3,075,493)	(4,286,051)
Provision/(Benefit) for income taxes	-	800
Net Income/(Net Loss)	**$ (3,075,493)**	**$ (4,286,851)**

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock			Additional Paid In		Retained earnings/		Total Shareholder
(in , $US)	Shares		Amount		Capital		(Accumulated Deficit)		Equity
Balance—December 31, 2021	12,723,348	$	**1,272**	$	**13,536,982**	$	**(12,932,516)**	$	**605,738**
Issuance of Stock	50,505		5		349,995				350,000
Exercise of convertible note	401,238		40		2,608,007				2,608,047
Share-Based Compensation					1,878,260				1,878,260
Net income/(loss)							(4,286,851)		(4,286,851)
Balance—December 31, 2022	13,175,091		1,317		18,373,244	$	(17,219,367)	$	**1,155,194**
Issuance of Stock	72,150		7		499,991				499,998
Share-Based Compensation					1,423,779				1,423,779
Net income/(loss)							(3,075,493)		(3,075,493)
Balance—December 31, 2023	**13,247,241**	$	**1,324**	$	**20,297,014**	$	**(20,294,860)**	$	**3,478**

See accompanying notes to financial statements.

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,075,493)	$	(4,286,851)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		743		2,365
Amortization of Intangibles		53,323		50,374
Share-based Compensation		1,423,780		1,878,260
Reduction in the carrying amount of right-of-use assets - operating		48,470		47,752
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		1,653		2
Accounts payable and accrued expenses				(302,949)
Deferred rent				(713)
Accounts Payable		199,947		-
Deferred Revenue		19,425		1,418,588
Operating lease liability		(49,526)		(44,718)
Security Deposit				31,185
Net cash provided/(used) by operating activities		**(1,377,679)**		**(1,206,705)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(44,306)		(17,693)
Net cash provided/(used) in investing activities		**(44,306)**		**(17,693)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		499,998		350,000
Net cash provided/(used) by financing activities		**499,998**		**350,000**
Change in Cash		(921,987)		(874,398)
Cash—beginning of year		2,102,983		2,977,381
Cash—end of year	**$**	**1,180,996**	**$**	**2,102,983**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	879	$	85,383
Cash paid during the year for income taxes	$	-	$	800
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of common stock, from exercise of convertible note		-	$	2,608,047
Right-on-use assets obtained in exchange of lease obligation			$	128,387

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics ("GHS"), was initially formed on January 6, 2015 as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. The Company's has wholly owned subsidiary Turn Consumer LLC. The consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Westlake Village, California.

The Company conducts research, development and commercialization of novel medical devices, pharmaceuticals and cosmetics.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of the subsidiary Turn Consumer LLC over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $228,317 and $0, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes costs associated with obtaining patents and trademarks that have been successfully approved by the US Patent and Trademark Office. The Company amortizes intangible assets over the estimated useful life of 17 years. Trademark costs are indefinite lived.

Income Taxes

Global Health Solutions Inc. dba Turn Therapeutics is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at the point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at the point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at the point-in-time when the goods are shipped or delivered to the wholesale customer.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments.

Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	20,820	22,473
Total Prepaids and Other Current Assets	**$ 20,820**	**$ 22,473**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of Year Ended December 31,	2023	2022
Machinery and equipment	$ 10,410	$ 10,410
Computer equipment	2,632	2,632
Property and Equipment, at Cost	**13,042**	**13,042**
Accumulated depreciation	(13,042)	(12,299)
Property and Equipment, Net	**$ -**	**$ 743**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $743 and $2,365 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2023	2022
Patent	$ 894,382	$ 850,301
Trademark	32,858	32,634
Intangible assets, at cost	**927,240**	**882,935**
Accumulated amortization	(238,263)	(184,940)
Intangible assets, Net	**$ 688,977**	**$ 697,995**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $53,324 and $50,375 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2023	$ (53,323)
2024	(53,323)
2025	(53,323)
2026	(53,323)
Thereafter	(475,683)
Total	**$ (688,977)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2023, and December 31, 2022, 13,247,241 and 13,175,091 shares were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2021	1,151,168	$	14.92	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	1,151,168	$	14.92	6.84
Exercisable Options at December 31, 2022	856,908	$	14.92	6.84
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	(254,467)	$	-	
Outstanding at December 31, 2023	896,701	$	14.92	5.84
Exercisable Options at December 31, 2023	896,701	$	14.92	5.84

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $1,423,779 and $1,878,260, respectively.

8. WARRANTS

In 2017, the Company issued warrants to purchase common units to a non-employee. Upon conversion to a corporation in 2018, the warrants were amended to purchase common stock.

The fair value of each warrant is estimated on the grant date using the Black-Scholes-Merton option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses substantially the same assumptions as the share-based options except for the term of 20 years instead of 10 years. As of December 31, 2023 and 2022, there were 23,810 warrants outstanding and expected to vest. There were no warrants issued in 2023 or 2022.

9. LEASE

In January 2022, the Company adopted the new lease accounting guidance under ASC 842. The most significant change requires lessees to record the present value of the operating lease payments as right-of-use assets and lease liabilities on the accompanying consolidated balance sheets. The new guidance continues to require lessees to classify leases between operating and financing (formerly "capital leases"). The Company has no financing leases as of December 31, 2022.

The Company has one operating lease that was previously recognized under the prior standard, ASC 840 (see Note 6). Upon adoption of ASC 842, the qualifying lease has been recognized as a right-of-use lease asset on the accompanying consolidated balance sheet at December 31, 2022. The lease expires in August 2024. The adoption of ASC 842 resulted in the recognition of right of use assets and liabilities - operating totaling $128,387.

The Company has an operating leases for an office for its corporate headquarters which expires in August 2024. Monthly payments range from $3,934 to $4,291. Rent expenses are recorded on a straight-line basis over the lease term. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

		December 31, 2023
2024	$	34,143
2025		-
2026		-
2027		-
Thereafter		-
Present Value Discount		-
Total	**$**	**34,143**

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(917,727)	$	(468,925)
Valuation Allowance		917,727		468,925
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(1,908,534)	$	(990,807)
Valuation Allowance		1,908,534		990,807
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,395,891, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,395,891. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 15, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,090,860, an operating cash flow loss of $1,377,679, and liquid assets in cash of $1,180,996, which is less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

The Company's business is dependent on successful clinical trials of its products as well as FDA clearances/approvals for its products. The Company has three FDA clearances for medical devices, two of which were obtained by the fourth quarter of 2017. After learning of high-need drug indications the core technology could service via investigator initiated clinical trials, the Company removed these initially cleared medical devices from commercial sale to focus its efforts on achieving these higher value drug indications. In 2020, the Company conducted human clinical trials of its foundational product as a COVID-19 therapeutic. In 2022, the Company entered into a licensing agreement for a biologic product it developed and is pending FDA approval. The Company has also packaged two of its currently FDA cleared products for out-licensing to advanced wound care organizations with the intent to receive additional upfront and future royalty payments to aid in funding its pharmaceutical drug trials. The Company is currently in the process of raising funds to dramatically increase its drug development pipeline through expanded clinical trials for multiple disease indications and the buildout of staffing required to conduct such drug development. Failure to obtain meaningful clinical data, get further clearances/approvals from the FDA, or an inability to successfully develop, license or market products could have a material adverse effect on the business, prospects, or operations of the Company.

The Company has incurred operating losses and negative operating cash flows before financing activities since inception and has primarily relied on equity financing to fund its operations and may need to continue to raise additional capital to continue operations. The Company is subject to risk associated with a company at its relative early stage, including the need to develop, demonstrate and refine its products and services, produce successful results from clinical trials, expand its management and technical team, obtain customers upon placing products for sale and ultimately sustain its profitability. Management believes that with its plans to carry out clinical trials and obtain additional financing, it will be able to maintain operations and continue research and development for a year from the report date of these consolidated financial statements. Failure to generate sufficient revenue or obtain financing could have a material adverse effect on the Company's financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF TURN THERAPEUTICS

A Revolution in Advanced Wound & Dermatology Care

Turn Therapeutics is a pharmaceutical and medical device company boasting 3 FDA Marketing Approvals, a licensing agreement with MiMedx ($70MM+ total expected value), and a track record of 200,000+ applications of its flagship formula, Hexagen®. The compan...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HEXAGE
Antimicrobial Dressing
ATOPX
Advanced Eczema Care
TURN
THERAPEUTICS
FDA Marketing Approved & Patented Eczema Management Alternative

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$9.18 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$247.86	$122.53M

REASONS TO INVEST

- We're targeting a combined $15B+ market for Eczema & Onychomycosis (toenail fungus), backed by three FDA marketing approvals, $13.3MM+ in total funding, & a MiMedx licensing deal ($70MM+ total expected value).

- Independent investigators have created significant data supporting the potential clinical utility of our trusted flagship formula, Hexagen®, for two underserved, high-value markets.

- Turn Therapeutics' PermaFusion® Technology is revolutionizing drug delivery by safely fusing oil and water-soluble active ingredients, enabling precise targeting & extensive opportunities for expansion.

TEAM



Bradley Burnam • Chief Executive Officer, Board Member & Founder

Bradley Burnam, Founder & CEO, developed PermaFusion®, a patented drug delivery system, to combat his hospital-acquired skin infection. This innovation led to Hexagen™ Wound Dressing, Turn's flagship product. Burnam, a self-taught regulatory and ...

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Dr. Neil Ghodadra, M.D. • Chief Medical Officer & Board Member

Dr. Neil Ghodadra, Board Certified Orthopedic Surgeon, joined Turn in Q3 2017. Renowned for surgical skill and orthopedic research, he graduated Magna Cum Laude from Duke University with a BS in Biology, and with Honors from Duke Medical School. ...

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Abraham Chesed • Board Member

Abraham (Avi) Chesed, an investor and entrepreneur with an aptitude for building and structuring brands, is a lifelong technologist, philanthropist, and mentor. He has founded and operated companies since graduating from the USC Marshall School of Business in...

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THE PITCH

From Personal Battle To Revolutionary Drug Delivery

Hexagen was inspired by CEO and founder Bradley Burnam's harrowing battle with an aggressive, antimicrobial-resistant infection, the scope of which included approximately 20 surgeries, daily wound packing, and seemingly endless courses of antibiotic treatments over many years. Bradley realized that the antiquated tools being used to treat him were not solving his recurring problem, so he took matters into his own hands.

From formula creation with barrels of chemicals and store-bought hardware to liquidating his 401(k), Bradley commissioned data from independent laboratories and took his formula through the FDA marketing approval process for a remarkably low $24,000 – ultimately gaining an additional two FDA marketing approvals. The Hexagen formula has been applied over 200,000 times in humans, including for critically colonized, advanced wounds, burns, as well as dermatitis, all with zero reported adverse events. Turn has been granted **eight U.S. patents**, **multiple international patents**, and secured a **Commercial License Deal with MiMedx ($70MM+ total expected value)** for a novel biologic created by Turn.


Beyond Skin Deep
We believe our Flagship Formula has the potential to revolutionize care in dermatological ailments such as **Eczema** and **Onychomycosis** (Toenail Fungus)
HEXAGEN
Antimicrobial Dressing
RX / PROFESSIONAL USE ONLY
Net Wt. 30mL (30g)

Drawing upon his extensive experience in the medical industry, including over a decade in medical device sales before founding Turn, Bradley and Turn continue to navigate the complex formulation, manufacturing, and regulatory landscape with remarkable expertise and cost-efficiency. Leveraging a multi-time FDA cleared product with an extensive safety history and multiple independent studies supporting its safety and efficacy, Turn approaches these new indications for its flagship formula with confidence and predictability.

Turn is not moving from idea to humans.. it is expanding the indications of a well-known asset into additional underserved, high-value markets informed by key opinion leaders.

"I invented Hexagen, and the patented process we call PermaFusion which makes it possible, not to start a company, but to stop myself from undergoing countless additional surgeries due to a recurring Klebsiella infection that nearly took my life. I learned soon thereafter that this formula that halted my disease could help others suffering from myriad types of infections and skin maladies. And Turn Therapeutics was born... not because an inventor intended to create a business, but because an invention deserved a chance to save others from their first surgery, not just me from my 20th."

– Bradley Burnam

Turn Therapeutics CEO & Founder

THE OPPORTUNITY

Turning A Page in Big Pharma

Turn Therapeutics stands as a beacon of hope in healthcare, propelled by a steadfast commitment to redefining industry norms. With **three FDA marketing approvals in advanced wound and dermatitis management**, Turn offers more than mere products; it offers a transformative ethos rooted in safety, effectiveness, compassion, and patient education.

After serving patients in the chronic wound space, with this capital and predictability data provided by independent investigators, Turn now seeks to expand the indications of its flagship formula to additional patients with high-need indications and few safe and/or effective options. These indications are moderate to severe eczema and onychomycosis (nail fungus).

Currently, moderate to severe eczema patients must rely on systemic tools such as injectable biologics and steroids. Research has shown that 90% of eczema patients harbor excess staph aureus beneath genetically thin skin mantles. Staph aureus releases natural inflammatory proteins that a healthy skin microbiome can manage.[1] Excess staph however, such as in the case of eczema sufferers, leads to excess inflammatory proteins and symptoms such as redness, itching, and scaly skin...we call this *"eczema."* Steroids have been shown to reduce inflammation after the fact and injectable biologics intend to blunt the immune response to the inflammatory proteins.[2] We are seeking to address the root cause: Turn's flagship formula has extensive use history in humans and has shown potent efficacy against staph without risk of irritation, sensitization, or cell damage.

The Hexagen formula contains a non-sensitizing antimicrobial active ingredient that has already been proven to eliminate staph. Combined with its lipid base, which thickens the weakened skin mantle of eczema patients, this already trusted formula has the potential to be the first treatment for eczema intended to address this root cause (bacterial overgrowth) rather than just manage symptoms.


8
U.S. Patents
3
FDA Clearances: Significant additional domestic and international IP
200,000+
Human uses, zero adverse events
$70MM
Commercial License deal with Mimedx (Nasdaq: MDXG) provides non-dilutive funding for drug development
ATOPX
Advanced Eczema Care

Physicians often discover additional uses for existing products. It was physicians who discovered that Botox® smoothed faces and Viagra® improved sexual function. It was physicians who began reporting early success using the Hexagen formula for managing the symptoms of atopic dermatitis (eczema).


5 Days Hexagen
Credit: Community Memorial Hospital, Ventura, CA

**Results from the use of Hexagen may vary among patients and this result is not a guarantee of performance or success.*

Using its existing safety data for Hexagen, Turn secured medical device indications for the formula to manage the symptoms of various forms of dermatitis, including eczema. This labeling for the Hexagen formula was called AtopX®. By securing these additional indications, Turn was able to sample the formula liberally for use in eczema and, thus, cost-effectively assess its potential clinical utility, which became quite apparent. Now, with real-world evidence and predictability in hand, Turn can confidently conduct the formal clinical trials necessary to secure new drug approval for indications specific to treating an underlying cause of eczema, namely bacterial overgrowth and associated inflammation. This new drug approval could provide **significantly** more value than a medical device marketing approval due to higher reimbursement rates for drugs and traditional patient access via commercial pharmacies.

This new drug approval for moderate to severe eczema could provide significantly more value than a medical device marketing approval due to higher reimbursement rates for drugs and traditional patient access via commercial pharmacies.

**The formula (GX-03/Hexagen/AtopX) has received 510k marketing approval as a medical device indicated for the management of symptoms related to atopic dermatitis/eczema. The formula has not received approval as a drug for the treatment of eczema or onychomycosis.*

Onychomycosis affects 10% of the general population, with a prevalence of 20% among individuals over 60 years old, rising to 50% among those over 70.[3] A large, independent, investigator-initiated trial conducted by a world-renowned physician suggested Hexagen's efficacy ranged from 70% to 85% in treating onychomycosis among 100 patients. In-vivo models have helped explain the science behind this efficacy by demonstrating Hexagen's ability to penetrate toenails and eliminate the offending fungus, while other brand-name toenail drugs have failed the identical in-vivo model.

Case Study 1
1 Year of Treatment


10/18/2017
10/18/2018

Case Study 2
9 Months of Hexagen™


12/12/2017
10/01/2018

Case Study 3
Hallux Nail Improvement


01/29/2018
10/25/2018

Case Study 4
12 Weeks of Treatment


01/29/2018
04/30/2018

Results

"The use of Hexagen™ successfully initiated clinical improvement of the nail plate. In this study, we found the clinical efficacy varied from close to 70% with one a day application **to over 85% efficacy with BID application."**

Turn Therapeutics boldly challenges conventional life science norms. Turn prioritizes patient access and the elimination of root causes of disease versus daily, or even lifetime, symptom management. Furthermore, Turn's medical device arm is forecasted to produce revenue which will supplement its strategic fundraising. Therefore, we believe Turn will sustain its operations with more certainty than some traditional pharmaceutical investment models, which can best be defined as: '*if the trials fail…the company fails.*'

THE MARKET & OUR TRACTION

Beyond Skin Deep: Health is Wealth

Turn Therapeutics aims to address the substantial markets for moderate to severe eczema and onychomycosis, estimated at a combined $15 billion.[4,5] **With three FDA marketing approvals and over $13.3MM in funding to date**, including name-brand backers with decades of life science experience, we are just getting started.


XEAL
Antimicrobial Dressing
IMPREGNATED
STERILE GAUZE
For Acute and
Chronic Wounds
10 PADS
4" x 4" (10cm x 10cm)

The Hexagen formula has been utilized hundreds of thousands of times. Our continuous efforts to forge additional partnerships, such as the one with MiMedx, stand to help bolster plans for expansion into diverse domains, including post-surgical care and even vaccine development. Turn is currently in an out-license process for its antimicrobial post-surgical gauze (Xeal(™) Antimicrobial) and has entered into an intranasal vaccine development partnership with a multi-billion dollar non-profit. Trials for this vaccine candidate are active and updates will be forthcoming.

We believe the possibilities for our technology are limitless, but the opportunities in moderate to severe eczema and onychomycosis are staring us in the face.

WHY INVEST

Disrupt Big Pharma with Turn Therapeutics



Leading a Revolution in Advanced Wound and Dermatology Care
TURN
THERAPEUTICS
HEXAGEN
Antimicrobial Dressing
RX / PROFESSIONAL USE ONLY
Net Wt. 30mL (30g)

With a lean operational model and a relentless pursuit of innovation, Turn aims to disrupt the pharmaceutical landscape while delivering safe, effective, affordable solutions to patients.

In the short term, we're focused on maintaining efficiencies and passing down cost savings to users. Long-term, we're excited to explore these additional indications and further push the boundaries of our technology. With plans to complete drug efficacy trials for moderate to severe eczema and onychomycosis within 2-2.5 years, using 80% of funding from this raise to go toward clinical trials and 20% to operations, we're offering an opportunity to be part of a proven, mission-driven company that has the ability to surmount obstacles and cost-effectively navigate the complex life science industry.

Join us in continuing to provide safe and effective care through expanded indications of our trusted technology — invest in Turn Therapeutics today!

ABOUT

HEADQUARTERS

250 N. Westlake Blvd.
Westlake Village, CA 91362

WEBSITE

View Site

Turn Therapeutics is a pharmaceutical and medical device company boasting 3 FDA Marketing Approvals, a licensing agreement with MiMedx ($70MM+ total expected value), and a track record of 200,000+ applications of its flagship formula, Hexagen®. The company seeks to expand the indications of this flagship formula to target moderate to severe eczema and onychomycosis (toenail fungus), both of which are underserved, multi-billion dollar markets. Global Health Solutions, Inc., d/b/a Turn Therapeutics, is currently pre-revenue, similar to other pharma development companies at this stage of development.

TERMS

Turn Therapeutics

Overview

PRICE PER SHARE
$9.18

VALUATION
$122.53M

DEADLINE
May. 22, 2024 at 1:17 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$247.86

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,994.58

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,633

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
134,531

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Investment Incentives

Early Bird Tier 1

Invest $1,000+ within the first two weeks and receive 3% bonus shares.

Early Bird Tier 2

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

Early Bird Tier 3

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Bird Tier 4

Invest $20,000+ within the first two weeks and receive 15% bonus shares.

Early Bird Tier 5

Invest $50,000+ within the first two weeks and receive 20% bonus shares.

Amount-Based Investment Incentives

Tier 1

Invest $5,000+ and receive 3% bonus shares.

Tier 2

Invest $10,000+ and receive 5% bonus shares.

Tier 3

Invest $20,000+ and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Global Health Solutions, Inc., D/B/A Turn Therapeutics, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $918. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Bio News

From Desperation To Innovation: A Patient's Battle With Antimicrobial Resistance

View Article

Contagion Live

From a Multidrug Resistant Infection Nightmare, Comes a Novel Wound Care Platform

View Article

MiMedx

MIMEDX Announces Wound & Surgical Product Pipeline Expansion via In-Licensing and Distribution Agreement with Turn Therapeutics

View Article

Forbes

This Entrepreneur Invented His Own Cure, Then Turned It Into a $100M Enterprise

View Article

Entrepreneur

Entrepreneur

How Pharmaceutical CEO Bradley Burnam's Relentless Infection Turned Into a Relentless Pursuit For a Cure

View Article

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Turn Therapeutics.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine living with an infection so drug-resistant, so aggressive, it keeps coming back no matter what doctors throw at it.

For 5 grueling years, that was my reality.

I'm Bradley Burnam, founder of Turn Therapeutics and creator of Hexagen—our flagship formula that's already helped 100,000 patients* with advanced wounds, diabetic ulcers, burns, and other skin conditions. But independent studies keep showing us it helps with a whole lot more.

So I'm on a mission to get this formula into as many patients' hands as possible for additional high-need indications—and you can join me.

Antimicrobial Resistance is a silent epidemic that kills over a million people each year*— it almost killed me.

Literally overnight, I went from working as a medical device rep to fighting a rare bacteria that disfigured my scalp and ear. Despite 19 surgeries, countless antibiotics, thousands of wound packings, and the expertise of brilliant doctors—no one could stop my infection with the tools at hand.

When modern medicine failed me, I liquidated my 401k and jerry-rigged a laboratory in my garage.

Hundreds of failed attempts later, I achieved what no sane chemist would've attempted— permanently fusing water and oil through Turn's now multi-patented* PermaFusion process. PermaFusion allows us to penetrate skin and nails to deliver medication with accuracy, efficacy, and safety.

It was this platform that enabled me to create Hexagen, a novel petrolatum-based ointment that ultimately stopped my infection.

I knew it could help others. So I single-handedly secured our first FDA clearance for an unheard of $24,000, and crisscrossed the US getting samples into the hands of every doctor and nurse I could.

Then something remarkable happened:

Physicians started independently reporting incredible results—publishing case studies, writing white papers*, and sharing photos. There are countless publications on limbs saved, ulcers closed. The safety database is massive, with thousands of patients using our product and no reported adverse events. It's surreal, to be honest.

Then something equally remarkable happened: we started seeing independent studies showing Hexagen's potential not just to treat wounds, but other indications. We've seen this before with drugs like Viagra and Botox.

What started as my desperate bid for survival has evolved into a #100M biotech with the opportunity to help millions. But we need to get the formal clinical data and regulatory blessing to market for these other indications.

We're starting by tackling two massive, vastly underserved markets: moderate-to-severe eczema and onychomycosis (AKA toenail fungus). Eczema affects 20% of children and 10% of adults globally, with 40% suffering from moderate to severe eczema. Onychomycosis affects approximately 10% of the global population. That's hundreds of millions of people.

For eczema, current standards of care just manage symptoms, such as steroids or wildly expensive injections. While we've already received clearance for the Hexagen formula to manage eczema symptoms via the FDA's 510k pathway, the real breakthrough came when physicians started publishing research substantiating Hexagen's potential role as a treatment for the root cause of eczema, not just its symptoms.

And while current topical toenail fungus products struggle with efficacy below or around 20%, independently published studies by key opinion-leading physicians showed the Hexagen formula cleared stubborn toenail fungus at over 70%.

It's now up to us to get the formal efficacy data and drug approvals to back up what doctors already seem to know, and that's exactly what we intend to do. Our capital-efficient team already manufactures affordable American-made products at over 90% margin. With 8 U.S. and multiple international patents, 3 FDA clearances, an 8-figure licensing deal, and proven safety across tens of thousands of patients, we have the credibility, traction, and experience to execute.

It's going to be fun.

By investing, you can join our mission of bringing affordable, safe medication to the people, funded by the people. With your investment, we aim to complete the first 12 months of drug trials for our eczema and nail fungus treatments. Then, we plan to move into efficacy trials—Phases 2 and 3. We believe everything is lined up: plans, vendors, quotes. We just need the capital to pull the trigger.

Join Turn Therapeutics in creating a world where safety is not sacrificed for efficacy…where settling for just managing your symptoms is no longer required. Invest today.

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Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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